WATTS INDUSTRIES, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all necessary adjustments, consisting only of adjustments of a normal recurring nature, to present fairly Watts Industries, Inc.'s Condensed Consolidated Balance Sheet as of December 31, 1996, the Condensed Consolidated Statements of Earnings for the three and six months ended December 31, 1996 and December 31, 1995, and the Condensed Consolidated Statements of Cash Flows for the six months ended December 31, 1996 and December 31, 1995.

      The balance sheet at June 30, 1996 has been derived from the audited financial statements at that date. Certain amounts have been reclassified to conform with the 1997 presentation. The accounting policies followed by the Company are described in the June 30, 1996 financial statements which are contained in the Company's 1996 Annual Report. It is suggested that these financial statements be read in conjunction with the financial statements and notes included in the 1996 Annual Report to stockholders.

2. In January 1996, the Board of Directors of the Company approved a plan to dispose of the Company's Municipal Water Group of businesses, including Henry Pratt Company, James Jones Company and Edward Barber & Co., Ltd. These companies were sold on September 4, 1996. The results of operations of these companies for the period July 1, 1996 through September 4, 1996 have been reported as income from discontinued operations, net of income taxes, and the income statement for the six months ended December 31, 1995 has been reclassified to conform with the 1996 presentation.

     The following table sets
    forth summary information
    relating to the Municipal
                 Water Group:
Dollars in thousands
                                July 1, 1996   Six Months Ended
                                  through      December 31, 1995
                                September 4,
                                    1996
Revenues                          $13,958           $41,533
Costs and expenses                $13,830           $39,525
Income before income taxes        $   128           $2,008
Income taxes                      $    49            $812
     Income from Discontinued
     Operations                   $    79           $1,196

3. In August of 1995, a wholly owned subsidiary of the Company purchased Societe des Etablissements Rene Trubert S.A.("Trubert") of Chartres, France. Trubert is a manufacturer of thermostatic mixing valves sold primarily for commercial and industrial applications to accurately control the temperature of water for human safety and process control. Trubert had net sales of approximately $8,000,000 for the twelve months ended June 30, 1995.

      In August of 1995, a wholly owned subsidiary of the Company acquired the Keane product line from Keane Controls Corporation. This product line consists of solenoid valves and regulators used in high pressure applications. The annual sales of these products, at the time of the acquisition, were approximately $1,500,000.

      In August of 1995, a wholly owned subsidiary acquired the Kieley Mueller Control Valve product line from International Valve Corporation. This product line consists of linear and rotary control valves sold primarily for industrial process applications to accurately control the pressure, flow, and temperature of steam and process fluids. The annual sales of these products, at the time of the acquisition, were approximately $2,800,000.

      In March of 1996, a wholly owned subsidiary of the Company purchased Artec, GmbH ("Artec") of Oberhausen, Germany. Artec assembles and distributes underfloor heating systems, radiator connection systems and plumbing pipe systems for the German plumbing and heating market. Artec had net sales of approximately $4,500,000 for the twelve months ended December 31, 1995.

     In September of 1996, a wholly owned subsidiary of the Company purchased certain assets and assumed certain liabilities of Consolidated Precision Corporation ("CPC") of Riviera Beach, Florida. CPC is a manufacturer of high quality control valves, manual and actuated shutoff valves, cryogenic filters, valve manifolds, and bayonet fittings for the cryogenic, ultra-high purity, and industrial gas markets. CPC had sales of approximately $2.5 million for the 12 months ended May 31, 1996.

       In January of 1997, a wholly owned subsidiary of the Company purchased Ames Company, Inc. ("Ames") of Woodland, California. Ames designs, manufactures and markets UL/FM certified backflow prevention valves for use in the fire protection market. Ames had sales for the twelve months ended December 31, 1996 of approximately $27 million.

      The aggregate purchase price for these acquisitions was approximately $53,200,000.

4. On April 16, 1996 and July 17, 1996 the Board of Directors authorized the Company to repurchase up to 2,000,000 and 1,000,000 shares, respectively, of its Class A Common Stock through open market and private purchases. Since the commencement of the share repurchase plan, the Company has purchased 2,680,200 shares for an aggregate price of $51,635,978. The funds used to finance these stock purchases were, in effect, generated from the sale of the Municipal Waterworks Group.




Item 2.     WATTS INDUSTRIES, INC. AND SUBSIDIARIES
       Management's Discussion and Analysis of Financial Condition and Results of Operations

Management Initiatives

      In fiscal 1996, the Company reevaluated its strategy and decided to restructure its business in an effort to improve the efficiency of the Company's worldwide operations.

Divestiture

     As part of this strategy, the Company decided to divest itself of the Municipal Water Group of Companies, which consisted of Henry Pratt Company, James Jones Company, and Edward Barber & Company Ltd. This divestiture was completed on September 4, 1996 resulting in an after tax gain of $3,208,000 subject to potential post closing adjustments. The proceeds were used primarily to reduce long term debt and fund the Company's share repurchase program. This divestiture will enable the Company to focus its acquisition and growth strategies on its core markets, namely Plumbing and Heating and Water Quality, and Industrial, and Oil and Gas.

      The results of operations of the Municipal Water Group for fiscal 1997 have been reported as income from discontinued operations, net of income taxes, and the statement of earnings for prior periods has been reclassified to conform with the fiscal 1997 presentation.

Restructuring Activities

      The Company also decided to undertake certain restructuring initiatives aimed at improving the efficiency of certain of its continuing operations. The two most significant initiatives are the relocation of Jameco Industries and the downsizing of Pibiviesse S.p.A. (PBVS).

       The Company has decided to relocate the manufacturing operations of Jameco Industries from Wyandanch, New York to a Watts Regulator plant in Spindale, North Carolina. The expansion of the Spindale facility, which will house the Jameco activity, is essentially complete. The Company is currently moving manufacturing equipment and implementing administrative and information systems in North Carolina. The Company anticipates this relocation will be completed during this fiscal year. The Company also initiated a plan to streamline and downsize the operations of its PBVS subsidiary. This has resulted in reduced headcount and a reduction in certain fixed overhead costs.

      Since the start of the restructuring, in March of 1996, through December 31, 1996, 146 employees have been released and $2,393,000 has been paid in severance. The total provision for severance recorded in fiscal 1996 was $9,300,000.

Conclusion

     It is expected that the restructuring plan will require more than two years to complete with some positive effects being realized during this fiscal year.

Results of Operations
Quarter Ended December 31, 1996 Compared to
Quarter Ended December 31, 1995

      Net sales from continuing operations increased $17,627,000 (11.3%) to $174,220,000. This increase was primarily attributable to increased unit shipments of both plumbing and heating valves and oil and gas valves. The increased unit shipments of plumbing and heating valves is primarily associated with increased demand from plumbing and heating wholesalers and increased market penetration into the do-it-yourself markets. In addition, the inclusion of the net sales of acquired companies accounted for $1,621,000 of the sales increase. These acquisitions include Artec, GmbH ("Artec") acquired in March of 1996 located in Oberhausen, Germany, and Consolidated Precision Corporation ("CPC") acquired in September of 1996 located in Riviera Beach, Florida. The Company intends to maintain its strategy of seeking acquisition opportunities as well as expanding its existing market position to achieve sales growth.

      Gross profit from continuing operations increased $4,239,000 (7.6%) to $60,152,000 and decreased as a percentage of net sales from 35.7% to 34.5%. This percentage decrease is primarily the result of inventory reduction programs at certain of the Company's subsidiaries which reduced the absorption of fixed overhead costs. The Company also experienced unfavorable sales mix variances.

      Selling, general and administrative expenses from continuing operations increased $2,309,000 (6.3%) to $39,014,000. This increase was primarily attributable to increased variable selling expenses associated with the increased sales and the inclusion of the expenses of acquired companies.

      Earnings from continuing operations increased $1,699,000 (16.9%) to $11,750,000. The Company's return on investment was 14.3% for the quarter ended December 31, 1996 compared to 9.5% for the quarter ended December 31, 1995.

      The change in foreign exchange rates had an immaterial impact on the net results of operations.

      The weighted average number of common shares outstanding on December 31, 1996, decreased to 27,194,005 from 29,746,910 for primary earnings per share. This decrease was attributable to the Company purchasing Class A Common Stock on the open market in connection with its previously announced share repurchase program. Primary and fully diluted earnings per share from continuing operations were $.43 for the three months ended December 31, 1996 compared to earnings per share of $.33 for the three months ended December 31, 1995. Earnings per share from discontinued operations during the quarter ended December 31, 1996 were zero and were $.03 for the quarter ended December 31, 1995.

Results of Operations
Six Months Ended December 31, 1996 Compared to
Six Months Ended December 31, 1995

      Net sales from continuing operations increased $39,506,000 (12.7%) to $350,228,000. This increase was primarily attributable to unit shipments of both plumbing and heating valves and oil and gas valves. The increased unit shipments of plumbing and heating valves is supported by increased wholesaler demand as well as increased penetration into the do-it-yourself markets. In addition, the inclusion of the net sales of acquired companies accounted for $4,905,000 of the sales increase. These acquisitions primarily included Societe des Etablissements Rene Trubert S.A. ("Trubert") acquired in August of 1995 located in Chartres, France; and Artec, GmbH ("Artec") acquired in March of 1996 located in Oberhausen, Germany; and Consolidated Precision Corporation ("CPC") acquired in September of 1996 located in Riviera Beach, Florida. The Company intends to maintain its strategy of seeking acquisition opportunities as well as expanding its existing market position to achieve sales growth.

      Gross profit from continuing operations increased $7,674,000 (6.8%) to $120,508,000 and decreased as a percentage of net sales from 36.3% to 34.4%. Gross profit was adversely affected primarily as a result of higher sales of oil and gas valves whose gross margin percentage is lower than the Company's overall gross margin percentage and an unfavorable sales mix variance on certain valves within the plumbing and heating product line. The inventory reduction program did not adversely affect the gross margin for the six months ended December 31, 1996.

      Selling, general and administrative expenses from continuing operations increased $5,053,000 (7.0%) to $77,104,000. The increase in spending is primarily attributable to increased variable selling expenses associated with the increased sales and the inclusion of the expenses of acquired companies. These expenses decreased as a percentage of sales from 23.2% in fiscal 1996 to 22.0% in fiscal 1997.

     Earnings from continuing operations (excluding the gain on the sale of the Municipal Waterworks Group) increased $2,381,000
(11.0%) to $24,096,000. The Company's return on investment (excluding the gain on the sale of the Municipal Waterworks Group) for the six months ended December 31, 1996 was 14.7% as compared to 10.2% for the six months ended December 31, 1995.

      The Company recorded an after tax gain on the disposal of the Municipal Waterworks Group of $3,208,000. This gain is subject to potential post-closing adjustments.

      The change in foreign exchange rates had an immaterial impact on the net results of operations.

      The weighted average number of common shares outstanding on December 31, 1996, decreased to 27,315,292 from 29,769,648 for primary earnings per share. This decrease was attributable to the Company purchasing Class A Common Stock on the open market in connection with its previously announced share repurchase program. Primary and fully diluted earnings per share from continuing operations were $.88 (excluding the gain of $.12 per share on the sale of the Municipal Waterworks Group) for the six months ended December 31, 1996 compared to earnings per share of $.72 for the six months ended December 31, 1995. This is an increase of 22.2%. Earnings per share from discontinued operations were zero for the six months ended December 31, 1996 compared to $.05 per share for the six months ended December 31, 1995.

Liquidity and Capital Resources

      During the six months ended December 31, 1996, the Company received $90,581,000 of proceeds as a result of its sale of the Municipal Waterworks Group. These proceeds were used to reduce the borrowings under its line of credit and to fund additional share purchases under its existing share repurchase program.

      During the six months ended December 31, 1996, the Company spent $13,159,000 on capital expenditures for continuing operations, primarily manufacturing machinery and equipment, as part of its commitment to continuously improve its manufacturing capabilities. The Company's capital expenditure budget for fiscal 1997 is $31,000,000.

     Working capital at December 31, 1996 was $219,905,000 compared to $196,468,000 at June 30, 1996. The ratio of current assets to current liabilities was 2.6 to 1 at December 31, 1996 compared to
2.5 to 1 at June 30, 1996. Cash and short-term investments were $4,230,000 at December 31, 1996 and zero at June 30, 1996. Debt as a percentage of total capital employed was 25.9% at December 31, 1996 compared to 33.8% at June 30, 1996. This decreased percentage resulted from the use of a portion of the proceeds from the sale of the Municipal Waterworks Group to reduce long term debt.

      The Company has available an unsecured $125,000,000 line of credit, which expires on August 31, 1999. The Company's intent is to utilize this credit facility to support the Company's acquisition program, working capital requirements from acquisitions, and for general corporate purposes. As of December 31, 1996, there was $10,000,000 borrowed under this line of credit.

      The Company from time to time is involved with environmental proceedings and incurs costs on an ongoing basis related to environmental matters. The Company currently anticipates that it will not incur significant expenditures in fiscal 1997 in connection with any of these environmentally contaminated sites. Please see Part II, Item 1. Legal Proceedings.

      The Company anticipates that available funds and those funds provided from current operations will be sufficient to meet current operating requirements and anticipated capital expenditures for at least the next 24 months.

Part II.  Other Information

Item 1.   Legal Proceedings

      The Company, like other worldwide manufacturing companies, is subject to a variety of potential liabilities connected with its business operations, including potential liabilities and expenses associated with possible product defects or failures and compliance with environmental laws. The Company maintains product liability and other insurance coverage which it believes to be generally in accordance with industry practices. Nonetheless, such insurance coverage may not be adequate to protect the Company fully against substantial damage claims which may arise from product defects and failures.

      Leslie Controls, Inc. and Spence Engineering Company, both subsidiaries of the Company, are involved as third-party defendants in various civil product liability actions pending in the U.S. District Court, Northern District of Ohio. The underlying claims have been filed by present or former employees of various shipping companies for personal injuries allegedly received as a result of exposure to asbestos. The shipping companies contend that they installed in their vessels certain valves manufactured by Leslie Controls and/or Spence Engineering which contained asbestos. The Company has resort to certain insurance coverage with respect to these matters. Coverage has been disputed by certain of the carriers and , therefore, recovery is questionable, a factor which the Company has considered in its evaluation of these matters. The Company has established certain reserves which it currently believes are adequate in light of the probable and estimable exposure of pending and threatened litigation of which it has knowledge. Based on facts presently known to it, the Company does not believe the outcome of these proceedings will have a material adverse effect on its financial condition, results of operations, or its liquidity.

      Certain of the Company's operations generate solid and hazardous wastes, which are disposed of elsewhere by arrangement with the owners or operators of disposal sites or with transporters of such waste. The Company's foundry and other operations are subject to various federal, state and local laws and regulations relating to environmental quality. Compliance with these laws and regulations requires the Company to incur expenses and monitor its operations on an ongoing basis. The Company cannot predict the effect of future requirements on its capital expenditures, earnings or competitive position due to any changes in federal, state or local environmental laws, regulations or ordinances.

     The Company is currently a party to or otherwise involved with various administrative or legal proceedings under federal, state or local environmental laws or regulations involving a number of sites, in some cases as a participant in a group of potentially responsible parties. Four of these sites, the Sharkey and Combe Landfills in New Jersey, the San Gabriel Valley/El Monte, California water basin site, and the Cherokee Oil Resources Site in Charlotte, North Carolina, are listed on the National Priorities List. With respect to the Sharkey Landfill, the Company has been allocated .75% of the remediation costs, an amount which is not material to the Company. No allocations have been made to date with respect to the Combe Landfill or San Gabriel Valley sites. The EPA has formally notified several entities that they have been identified as being potentially responsible parties with respect to the San Gabriel Valley site. As the Company was not included in this group, its potential involvement in this matter is uncertain at this point given that either the PRPs named to date or the EPA could seek to expand the list of potentially responsible parties. With respect to the Cherokee Oil Resources Site, the Company has elected to participate in a de minimis settlement. In addition to the foregoing, the Solvent Recovery Service of New England site and the Old Southington landfill site, both in Connecticut, are on the National Priorities List but, with respect thereto, the Company has resort to indemnification from third parties and based on currently available information, the Company believes it will be entitled to participate in a de minimis capacity.

      With respect to the Combe Landfill, the Company is one of approximately 30 potentially responsible parties. The Company and all other PRP's have received a Supplemental Directive from the New Jersey Department of Environmental Protection & Energy in 1994 seeking to recover approximately $9 million in the aggregate for the operation, maintenance, and monitoring of the implemented remedial action taken up to that time in connection with the Combe Landfill North site. Certain of the PRP's, including the Company, are currently negotiating with the state only to assume maintenance of this site in an effort to reduce future costs. The Company and the remaining PRPs have also received a formal demand from the U.S. Environmental Protection Agency to recover approximately $17 million expended to date in the remediation of this site. The EPA recently filed suit against certain of the PRP's, however, the Company was not named as a defendant in this litigation.

      Based on facts presently known to it, the Company does not believe that the outcome of these proceedings will have a material adverse effect on its financial condition. The Company has established balance sheet accruals which it currently believes are adequate in light of the probable and estimable exposure of pending and threatened environmental litigation and proceedings of which it has knowledge. Given the nature and scope of the Company's manufacturing operations, there can be no assurance that the Company will not become subject to other environmental proceedings and liabilities in the future which may be material to the Company.

Item 4.  Submission of Matters to a Vote of Security Holders

      (a) The Annual Meeting of Stockholders of the Company was held on October 15, 1996.

      (c) The results of the voting on the proposals considered at the Annual Meeting of Stockholders are as follows:

          1.  Election of Directors

            Timothy P. Horne, David A. Bloss, Sr., Frederic B. Horne, Kenneth J. McAvoy, Noah T. Herndon, Wendy E. Lane, Gordon W. Moran, and Daniel J. Murphy III were each elected as a Director of the Company for a term expiring at the next Annual Meeting of Stockholders. The voting results were as follows:


     Mr. T. Horne: 123,043,880 votes FOR; 840,823 votes WITHHELD Mr. Bloss: 123,045,230 votes FOR; 839,473 votes WITHHELD Mr. F. Horne: 123,043,950 votes FOR; 840,753 votes WITHHELD Mr. McAvoy: 123,045,630 votes FOR; 839,073 votes WITHHELD Mr. Herndon: 123,044,854 votes FOR; 839,849 votes WITHHELD Ms. Lane: 123,042,972 votes FOR; 841,731 votes WITHHELD Mr. Moran: 123,045,252 votes FOR; 839,451 votes WITHHELD Mr. Murphy: 123,045,287 votes FOR; 839,416 votes WITHHELD

          2.  Ratification of Independent Auditors

            The selection of Ernst & Young as the independent auditors of the Company for the current fiscal year was ratified and voting results were as follows:

      123,863,163  FOR;  11,185 AGAINST; 10,355  ABSTAINED;  and  0
Broker Non-Votes

           3.  To  approve  the Watts Industries, Inc.  1996  Stock
Option Plan. The stockholders approved the adoption of the Watts Industries, Inc. 1996 Stock Option Plan and voting results were as follows:

      116,800,215  FOR; 5,581,544 AGAINST; 185,705  ABSTAINED;  and
1,317,239 Broker Non-Votes

Item 6.     Exhibits and Reports on Form 8-K.

     (a)  The Exhibits are furnished elsewhere in this report.

     (b) There were no reports filed on Form 8-K during the quarter ended December 31, 1996.



                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   WATTS INDUSTRIES, INC.


                                             /s/ Timothy P. Horne
Date:   February 13, 1997                By:_____________________
                                            Timothy P. Horne
                                            President



                                             /s/ Kenneth J. McAvoy
Date:   February 13, 1997                By: ____________________
                                             Kenneth J. McAvoy
                                             Chief Financial Officer and
                                             Treasurer


                           EXHIBIT INDEX

Listed and indexed below are all Exhibits filed as part of this report.


Exhibit No.         Description

3.1 Restated Certificate of Incorporation, as amended.(1)

3.2              Amended and Restated By-Laws. (2)

11               Computation of earnings per share *

27               Financial Data Schedule*

(1) Incorporated by reference to the relevant exhibit to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 28, 1995.

(2) Incorporated by reference to the relevant exhibit to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 1992.

*  Filed herewith.